Exhibit 99.1

AIXTRON Announces Completion Of Genus Transaction

— AIXTRON Issues New Ordinary Shares —

— Frankfurt Stock Exchange Approves Admission of New Ordinary AIXTRON Shares —

Aachen, Germany - March 14, 2005 - AIXTRON AG (FSE: AIX; ISIN DE0005066203; NASDAQ: AIXG), a leading provider of deposition equipment to the semiconductor industry, announced today that the last step in the transaction with Genus, Inc. (formerly NASDAQ: GGNS), Sunnyvale, California has been completed.

Today, AIXTRON increased its share capital by issuing 24,967,885 new AIXTRON ordinary shares against all issued and outstanding Genus common shares as contribution in kind. The Company also received approval for admitting such shares for trading on the Prime Standard trading segment of the Frankfurt Stock Exchange.

The newly issued shares underlie the AIXTRON American Depository Shares (ADSs), which commenced trading on NASDAQ on March 11, 2005. Starting on March 15, 2005, the AIXTRON ADSs will be traded under the ticker symbol “AIXG”. One AIXTRON ADS represents one underlying AIXTRON ordinary share.

Shareholders wishing to inquire about specifics of the share exchange process may contact toll-free in the United States AIXTRON’s depository bank JPMorgan at 1 (888) 444-6789.

About AIXTRON

AIXTRON AG (FSE: AIX; ISIN DE0005066203) is a leading provider of deposition equipment to the semiconductor industry. The Company’s products are used by a diverse range of customers worldwide to manufacture advanced semiconductor components such as HBTs, PHEMTs, MESFETs, Lasers, LEDs, Detectors, and VCSELs used in fiber optic communication systems, wireless and mobile telephony applications, optical storage devices, illumination, signaling and lighting, as well as a range of other leading-edge technologies. AIXTRON AG’s securities are listed on the Prime Standard market segment of the Frankfurt Stock Exchange and NASDAQ, and are included both in the TecDAX index and the MSCI World Index. More information about AIXTRON can be found on the Web at www.aixtron.com.

Contact

Investor Relations and Corporate Communications:

T: +49-241-8909-444

F: +49-241-8909-445

invest@aixtron.com

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “anticipate,” “contemplate,” “intend,” “plans,” “believe,” “continue” and “estimate,” and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which metal-organic chemical vapor deposition, or MOCVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

Additional Information

For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission’s website at www.sec.gov.